FOR IMMEDIATE RELEASE
For more information contact:

Pedro A. Richards
Chief Executive Officer
Telefax: (5411) 4343-7528
investorelations@gfgsa.com
www.gfgsa.com

GRUPO FINANCIERO GALICIA S.A. REPORTS FINANCIAL RESULTS FOR THE QUARTER ENDED JUNE 30, 2011

Buenos Aires, Argentina, August 9, 2011 – Grupo Financiero Galicia S.A. (“Grupo Galicia” or “GFG”) (Buenos Aires Stock Exchange: GGAL; NASDAQ: GGAL) today announced its consolidated financial results for the second quarter of fiscal year 2011, ended June 30, 2011.

NET INCOME FOR THE QUARTER ENDED JUNE 30, 2011

➢	Net income for the second quarter ended June 30, 2011 amounted to Ps. 248.6 million, or Ps. 0.20 per share, equivalent to Ps. 2.00 per American Depositary Share (“ADS”).

➢
This result was mainly attributable to the income derived from our interests in Banco de Galicia y Buenos Aires S.A. (the “Bank”) (Ps. 234.9 million), in Sudamericana Holding S.A. (Ps. 15.3 million) and from the deferred tax adjustment (Ps. 5.9 million), and was partially offset by administrative and financial expenses in the amount of Ps. 7.4 million.

➢	The Bank recorded a net income of Ps. 247.7 million, higher than the Ps. 72.8 million corresponding to the second quarter of fiscal year 2010.

➢
As of June 30, 2011, the Bank’s market share of loans to the private sector reached 8.96%, increasing 0.31 percentage points when compared to June 30, 2010. In terms of deposits, market share of the private sector reached 8.89%, increasing 0.95 percentage points when compared to same period of 2010.

➢	The table below shows the results per share information, based on Grupo Galicia’s financial statements:

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	In pesos
Earnings per Share	FY 2011	FY 2010	Six months ended at:
	2nd Q 06/30/11	2nd Q 06/30/10	06/30/11	06/30/10

Total Average Shares (in thousands)	1,241,407	1,241,407	1,241,407	1,241,407
Total Shares Outstanding (in thousands)	1,241,407	1,241,407	1,241,407	1,241,407
Book Value per Share	2.353	1.739	2.353	1.739
Book Value per ADS (1 ADS = 10 ordinary shares)	23.530	17.390	23.530	17.390
Earnings per Share	0.200	0.037	0.384	0.079
Earnings per ADS (1 ADS= 10 ordinary shares)	2.000	0.370	3.840	0.790

➢	Grupo Galicia’s net income for the quarter represents an annualized return of 2.87% on average assets and 35.25% on average shareholders’ equity.

	Percentages
Profitability	FY 2011	FY 2010	Six months ended at:
	2nd Q 06/30/11	2nd Q 06/30/10	06/30/11	06/30/10

Return on Average Assets (Annualized)	2.87	1.05	2.92	1.06
Return on Average Shareholders Equity (Annualized)	35.25	8.71	35.29	9.33

NET INCOME BY BUSINESS

	In millions of pesos
Net Income by Business	FY 2011		Six months ended at:
	2nd Q 06/30/11	1st Q 03/31/11	06/30/11	06/30/10

Income from stake in Banco Galicia (94.8%)	234.9	223.2	458.1	126.5
Income from stake in Sudamericana Holding (87.5%)	15.3	14.2	29.5	11.2
Income from stake in other companies	-0.2	-0.2	-0.4	-1.6
Deferred tax adjustment in Banco Galicia' s subsidiaries	5.9	4.4	10.3	-4.5
Other Income GFG	-7.4	-13.6	-21.0	-33.3
Income tax	0.1	0.0	0.1	-0.3
Net Income for the period	248.6	228.0	476.6	98.0

➢	"Income from stake in Sudamericana Holding" includes the results from our interest in this company for the quarter ended March 31, 2011.

➢	“Income from stake in other companies” includes the results from our interests in Net Investment S.A., Galicia Warrants S.A, G.V. Mandataria de Valores S.A. and Galval Agente de Valores S.A.

➢
The “Deferred tax Adjustment” shows the income tax charge determined by Banco Galicia’s subsidiaries in accordance with the deferred tax method. This adjustment was not made in Banco Galicia’s financial statements because Argentine Central Bank regulations do not contemplate the application of the deferred tax method.

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➢	“Other income GFG” for the second quarter 2011 mainly includes administrative expenses in the amount of Ps. 5.8 million and financial expenses in the amount of Ps. 1.7 million.

RECENT DEVELOPMENTS

➢
On May 26, 2011, Grupo Galicia made the last payment of interest and a full repayment of the principal amount corresponding to certain class I series II negotiable obligations issued under GFG’s global program for the issuance of short-, mid- and/or long term negotiable obligations for a maximum outstanding face value of up to US$60,000,000, or the equivalent thereof in other currencies. The principal payment amounted to Ps. 10,595,605. As of June 30, 2011, the total amount of GFG’s outstanding negotiable obligations amounted to US$45,000,000.

CONFERENCE CALL

➢
On Thursday, August 11, 2011, at 11:00 A.M. Eastern Standard Time (12:00 AM Buenos Aires Time), GFG will host a conference call to review these results. The call-in number is: (913) 981-5587 - Passcode: 8479644

This report is a summary analysis of Grupo Galicia’s financial condition and results of operations as of and for the period indicated. For a correct interpretation, this report must be read in conjunction with Banco Galicia’s press release (www.bancogalicia.com.ar) and GFG’s financial statements, as well as with all other material periodically filed with the Comisión Nacional de Valores (www.cnv.gov.ar), Securities and Exchange Commission (www.sec.gov), Bolsa de Comercio de Buenos Aires (www.bolsar.com.ar), Bolsa de Comercio de Córdoba and Nasdaq (www.nasdaq.com).Readers of this report must note that this is a translation made from an original version written and expressed in Spanish. Therefore, any matters of interpretation should be resolved by referring to the original version in Spanish.

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SELECTED FINANCIAL INFORMATION - CONSOLIDATED DATA*

	In millions of pesos
	06/30/11	03/31/11	12/31/10	09/30/10	06/30/10
Cash and due from banks	5,546.7	5,295.0	5,645.6	5,204.0	3,999.5
Government and Corporate Securities	5,246.0	3,277.7	2,278.0	2,925.4	3,627.1
Net Loans	26,079.6	23,177.8	21,353.8	18,403.8	17,028.3
Other Receivables Resulting from Financial Brokerage	4,541.7	3,926.8	3,326.0	2,242.0	3,183.3
Equity Investments in other Companies	47.4	54.3	52.8	48.1	54.2
Bank Premises and Equipment, Miscellaneous and Intangible Assets	1,640.0	1,557.1	1,483.6	1,472.1	1,463.7
Other Assets	1,751.5	1,603.6	1,568.3	1,286.0	1,245.8
TOTAL ASSETS	44,852.9	38,892.3	35,708.1	31,581.4	30,601.9
Deposits	27,081.9	23,810.8	22,222.8	19,895.6	18,554.0
Other Liabilities Resulting from Financial Brokerage	11,538.3	9,174.5	7,608.1	6,218.6	6,690.3
Subordinated Negotiable Obligations	939.5	900.0	1,253.0	1,218.9	1,208.3
Other Liabilities	1,936.2	1,892.3	1,772.5	1,615.4	1,664.7
Minority Interest	435.8	417.2	382.2	353.0	325.9
TOTAL LIABILITIES	41,931.7	36,194.8	33,238.6	29,301.5	28,443.2
SHAREHOLDERS' EQUITY	2,921.2	2,697.5	2,469.5	2,279.9	2,158.7

INFLATION AND EXCHANGE RATE
Retail Price Index (%)**	2.30	2.32	2.43	2.28	2.33
Wholesale Price Index (%)**	2.98	3.02	2.82	2.93	3.62
C.E.R. (%)**	2.43	2.32	2.32	2.29	2.85
Exchange Rate ($/U$S)***	4.1110	4.0520	3.9758	3.9607	3.9318

*Grupo Galicia consolidated with subsidiary companies (Art.33 - Law 19550).
**Variation within the quarter.
***Last working day of the quarter. Source B.C.R.A. - Comunique "A" 3500 - Reference Exchange Rate

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SELECTED FINANCIAL INFORMATION - CONSOLIDATED DATA*

	In millions of pesos
Quarter ended:	06/30/11	03/31/11	12/31/10	09/30/10	06/30/10
FINANCIAL INCOME	1,381.2	1,209.2	1,174.6	899.9	803.5
Interest on Cash and Due From Banks	0.1	0.2	0.1	0.3	0.2
Interest on Loans to the Financial Sector	3.8	2.1	3.5	3.2	1.0
Interest on Overdrafts	80.6	58.7	56.2	50.9	43.1
Interest on Notes	166.3	160.9	142.7	128.3	113.7
Interest on Mortgage Loans	29.0	26.8	26.6	26.2	25.7
Interest on Pledge Loans	5.5	4.9	3.8	2.9	2.5
Interest on Credit Card Loans	415.1	385.7	341.9	299.0	279.3
Interest on Financial Leases	21.5	19.3	17.8	15.3	15.6
Interest on Other Loans	447.7	403.9	361.8	322.8	157.1
Net Income from Government and Corporate Securities	146.0	101.2	164.8	(3.4)	130.3
On Other Receivables Resulting from Financial Brokerage	8.5	5.4	4.6	2.1	3.6
Net Income from Guaranteed Loans-Decree 1387/01	0.8	0.9	0.8	1.0	0.8
Adjustment by application of adjusting index	0.4	0.6	0.7	1.8	1.3
Quotations Differences on Gold and Foreign Currency	11.3	12.4	29.4	25.8	(4.9)
Other	44.6	26.2	19.9	23.7	34.2
FINANCIAL EXPENSES	522.4	443.1	405.3	361.7	315.4
Interest on Demand Accounts Deposits	-	-	-	0.1	1.6
Interest on Savings Accounts Deposits	1.9	1.8	1.6	1.5	1.2
Interest on Time Deposits	272.7	236.4	207.9	180.0	172.8
Interest on Interbank Loans Received (Call Money Loans)	0.4	0.1	1.4	1.1	2.3
Interest on Loans from Financial Sector	9.6	9.3	4.4	2.1	-
For Other Liabilities resulting from Financial Brokerage	80.6	54.0	47.8	42.1	42.3
Interest on Subordinated Negotiable Obligations	26.4	32.1	35.3	35.2	33.9
Other interest	5.5	9.0	3.6	0.9	1.0
Net Income from Options	-	-	-	-	0.2
Contributions to the Deposit Insurance Fund	10.6	9.7	8.6	8.0	7.8
Other	114.7	90.7	94.7	90.7	52.3
GROSS BROKERAGE MARGIN	858.8	766.1	769.3	538.2	488.1
PROVISIONS FOR LOAN LOSSES	191.9	174.4	162.3	153.2	115.0
INCOME FROM SERVICES, NET	585.9	548.5	507.5	463.7	421.2
ADMINISTRATIVE EXPENSES	1,015.2	902.8	864.5	761.3	629.8
Personnel Expenses	577.4	527.5	486.0	421.3	356.6
Directors' and Syndics' Fees	3.4	4.1	4.5	1.8	2.2
Other Fees	42.8	38.7	32.7	31.0	18.8
Advertising and Publicity	69.4	44.7	62.3	50.9	40.6
Taxes	70.4	58.5	57.6	50.1	45.6
Depreciation of Premises and Equipment	22.4	21.6	20.6	19.8	18.4
Amortization of Organization and Development Expenses	22.6	19.7	18.9	16.5	14.6
Other Operating Expenses	126.7	115.4	109.9	103.8	82.3
Other	80.1	72.6	72.0	66.1	50.7
MINORITY INTEREST	(39.2)	(39.8)	(31.7)	(26.5)	(26.4)
INCOME FROM EQUITY INVESTMENTS	19.7	29.0	30.7	28.6	0.3
NET OTHER INCOME	145.3	133.6	23.2	98.1	(33.1)
INCOME TAX	114.8	132.2	82.6	66.4	58.9
NET INCOME	248.6	228.0	189.6	121.2	46.4

*Grupo Galicia, consolidated with subsidiary companies (Art.33 - Law 19550).

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